SEQUA'S ATLANTIC RESEARCH UNIT WILL RECOVER A SUBSTANTIAL PORTION
OF RECEIVABLES IN SETTLEMENT WITH BREED TECHNOLOGIES, A FORMERLY
BANKRUPT CUSTOMER
SEQUA'S FOURTH QUARTER/FULL YEAR NET TO BE LOWERED BY $1.9
-----------------------------------------------------------
MILLION FOR SETTLEMENT
----------------------

New York, January 8 -Following the resolution of issues between Sequa's Atlantic Research unit (ARC) and its airbag inflator customer, Breed Technologies Inc., the company will recover a substantial portion of the $12.1 million net accounts receivable due from Breed before that company filed for bankruptcy in September 1999.

     Under terms of the settlement, ARC will continue to supply Breed with airbag inflators through a modified long-term supply agreement. Also as part of the settlement, ARC expects to complete its planned purchase of the assets of BAG S.p.A., an Italian airbag joint venture with Breed, by January 31, 2001. The settlement agreement was submitted late Friday to the US Bankruptcy Court in Delaware.

     Once the Court approves the settlement with Breed, Sequa will establish a provision that is expected to reduce net income for the fourth quarter and the full year 2000 by approximately
$1.9 million or 19 cents per share.

     Commenting on the agreement between ARC and Breed, John J. Quicke, president and chief operating officer of Sequa, said, "From an operating standpoint, resolution of these issues allows us to resume a healthy working relationship with a revitalized customer. From a financial standpoint, the agreement removes an element of uncertainty from the outlook for Sequa. On both counts, we are glad to move on."

     Atlantic Research Corporation, with sales approaching $200 million through the nine months of 2000, is a leading manufacturer of solid propellant rocket motors and gas generators for military and space applications. Beginning in the late 1980s, ARC applied propulsion technology originally developed for the military to the burgeoning market for automotive airbags. ARC is one of eight discrete business units of Sequa Corporation, whose sales through the nine months of 2000 totaled $1.3 billion. Sequa's other operations include the manufacture and repair of components for jet engines; the production of detergent chemicals; the coating of coiled metal for use in building products; the supply of auxiliary press equipment; the production of machinery for the two-piece can industry; the manufacture of men's formalwear; and the production of automotive cigarette lighters and power outlets.

1/08/01
Note: This release includes forward looking statements, including management's intentions, plans, beliefs, expectations or predictions of the future based on current facts and analysis. Actual results may differ materially from those indicated in such statements. For additional information on factors that may affect the business and financial results of the company, see the comments included in Sequa's filings with the Securities and Exchange Commission.